SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                 Commission File Number:  001-12837
                                                          ---------

                      NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K  [ ]  Form 11-K  [ ]  Form 2-F
[X]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                        September 30, 1999
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             Pameco Corporation
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Former name if applicable

            N/A
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Address of principal executive office (STREET AND NUMBER)

            1000 CENTER PLACE
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City, State and Zip Code

             NORCROSS, GA  30093
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
                   PART II.  RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is in the process of negotiating with certain of its lenders amendments to certain loan agreements. Such amendments, if consummated, will materially impact the information to be set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other disclosure to be included in the Registrant's Quarterly Report on Form 10-Q.

                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Jerry W. Bowman                (770)          798-0700
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              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [x] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that losses for the quarter ended August 31, 1999 will be between $750,000 and $1.3 million, or approximately $0.08 to $0.14 per share, compared to earnings of $8.3 million, or $0.95 per share, for the corresponding period in 1998. The explanation for such anticipated change is included in a press release issued by the Registrant on October 15, 1999, a copy of which is attached hereto as Attachment A.




                           PAMECO CORPORATION
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             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date

   October 15, 1999
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       /s/ Jerry W. Bowman
By   ---------------------------------------
     Jerry W. Bowman
     Chief Operating Officer

                                  Attachment A



                                [GRAPHIC OMITTED]


Pameco Corporation (NYSE:PCN) today announced that it expects to report a loss of between $750,000 and $1.3 million, or approximately $0.08 to $0.14 per share, on net sales of approximately $207 million for the fiscal second quarter ended August 31, 1999. For the first six months of the current fiscal year, the Company expects to report a loss of between $.24 and $.30 per share, on net sales of approximately $366 million.

The loss is primarily attributable to restructuring charges and operating losses. A restructuring charge of $2.9 million is included in the second quarter loss. The restructuring charge relates to charges for the closing or combining of branch locations. The Company recorded an additional charge of $471,000 related to the future severance payments to be paid to certain former executive officers of the Company.

The Company also announced that it will delay the filing of its Quarterly Report on Form 10-Q for the fiscal 2000 second quarter ended August 31, 1999 with the Securities and Exchange Commission, previously expected to be filed today, and has filed for an extension. The Company is currently negotiating an amendment to its debt agreement with its lenders, which could materially impact the MD&A of the financial statements and other disclosures in the Company's Form 10-Q. The Company expects to file its Form 10-Q on Wednesday, October 20, 1999.

         Pameco Corporation is one of the largest distributors of HVAC systems and equipment and refrigeration products in the United States, with predecessor corporations dating back to 1931, and has established a leading position in the consolidating distribution segment of the climate control industry, building a centralized national distribution network. Pameco's products include a complete range of heating, air conditioning and refrigeration("HVAC/R") equipment, parts and supplies for the light commercial and residential HVAC markets and commercial refrigeration market. The products sold by Pameco are used principally for the repair and replacement of existing HVAC/R and for new construction. The Company had 353 branches in 47 states and Guam which are located in 95 of the top 100 population centers in the country as of May 31, 1999.

         "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, the Company's plans for future business development activities, product mix, margin enhancements, the timely review of the Company's management information system ("MIS") and the successful implementation of the MIS and any additional enterprise wide software required to enhance the functionality thereof, eventual improvements to the Company's logistics and delivery system through the MIS, and the Company's ability to operate acquired companies in a profitable manner. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Investors are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements. Such risks include, without limitation, risks associated with the Company's information technology, including its MIS, the risk that the Company will not be able to successfully implement its new strategies, the risk that new acquisitions will not be successfully integrated into the Company, the seasonality and cyclicality of the Company's sales, the Company's competition, the Company's dependence on supplier relationships, the increased presence of buying groups and risks related to the Company's borrowings.


              Pameco Corp. - 1000 Center Place - Norcross, GA 30093
                Telephone (770) 798-0700 Facsimile (770) 326-7141